May 13, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Park City Group, Inc.

Registration Statement on Form S-3

(File No. 333-187902)

Ladies and Gentlemen:

Park City Group, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-3 (File No. 333-187902) (the “Registration Statement”) to 10:00 AM, Washington D.C. time, on May 15, 2013, or as soon thereafter as is practicable. The undersigned confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities registered pursuant to the aforementioned Registration Statement.

The Company acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Company. The Company further acknowledges that:

-

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

-

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

-

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with the Company’s counsel, Daniel W. Rumsey, via telephone at (619) 795-1134, confirmation of the exact time at which the Registration Statement was declared effective.

Very truly yours,

PARK CITY GROUP, INC.

/s/  Edward L. Clissold

Edward L. Clissold

Chief Financial Officer,

Secretary and General Counsel

Park City Group, Inc.

cc:

Daniel W. Rumsey

Managing Partner

Disclosure Law Group, LLP